50XX 4/4/03

SECURIT[illegible] MISSION

03015404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
850320

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (M/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Argento Trading Company L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

RECD S.E.C. MAR 26 2003

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O Double Alpha Group, 767 Third Avenue, 38th Floor
(No. and Street)

New York, NY. 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles A. Zaffuto (212)-994-9870
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO British Virgin Islands
(Name — if individual, state last, first, middle name)

Sea Meadow House, Tobacco Wharf (Address) Road Town (City) British Virgin Islands (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED APR 10 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Charles A. Zaffuto, on behalf of Middlesex Asset Management Ltd (General Partner), swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Argento Trading Company L.P., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT

Title

Notary Public

TERESA CHRISTIANO
Notary Public, State of New York
No. 01CH6040494
Qualified in Bronx County
Commission Expires April 24, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Argento Trading Company L.P.

Statement of Financial Condition

Year Ended December 31, 2002

Argento Trading Company L.P.

Contents

BDO

BDO British Virgin Islands
Accountants and Consultants

Sea Meadow House
Tobacco Wharf
P. O. Box 34
Road Town, Tortola
British Virgin Islands
Telephone: (284) 494-3783
Facsimile: (284) 494-2220
E-mail: bdobvi@surfbvi.com

Independent Auditors' Report

To the Partners of
Argento Trading Company L.P.
Curacao, Netherlands Antilles

We have audited the accompanying statement of financial condition of Argento Trading Company L.P. as of December 31, 2002. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Partnership did not present a schedule or condensed schedule of investments held at December 31, 2002. Presentation of such schedule summarizes investments by type and, in the case of a condensed schedule, by geographic and industry concentrations and requires that material investments (more than five percent of net assets) in any one investee be disclosed separately. This schedule is required by accounting principles generally accepted in the United States of America.

In our opinion, except that the omission of a condensed schedule of investments results in an incomplete presentation as explained in the preceding paragraph, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Argento Trading Company L.P. as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

BDO British Virgin Islands

March 21, 2003

Argento Trading Company L.P.

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 4,065
Due from clearing brokers	104,081,935
Investments in securities at market value (cost $124,808,212)	120,952,514
Other	670,663
Total Assets	$ 225,709,177
Liabilities and Partners' Capital	
Liabilities	
Securities sold, not yet purchased, at market value (proceeds $132,355,526)	$ 131,742,703
Withholding tax payable	337,814
Other	561,337
Total Liabilities	132,641,854
Commitments	
Partners' Capital	93,067,323
Liabilities and Partners' Capital	$ 225,709,177

See accompanying notes to the statement of financial condition.

Argento Trading Company L.P.

Notes to the Statement of Financial Condition
December 31, 2002

1. Organization

Argento Trading Company L.P. (the "Partnership") was formed under the laws of the state of Delaware as a limited partnership and is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Chicago Board of Options Exchange. The Partnership seeks capital appreciation through the investment manager's proprietary hedged equity security trading strategy and operates as a master fund with several feeder funds (the "Feeders").

2. Significant Accounting Policies

Basis of Preparation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and all amounts are expressed in U.S. dollars.

Securities Transactions And Valuation

Security transactions are recorded on a trade date basis. Securities listed or traded on a national securities exchange or on the national market system of NASDAQ are generally valued at their last reported sales price on the date of valuation or if there has been no sale on that date, at the closing bid price for securities owned and the ask price for securities sold, not yet purchased at the close of business.

Use of Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and accompanying notes. Management believes that any estimates utilized in preparing the statement of financial condition are reasonable however, actual results could differ to some extent from the amounts ultimately realized due to uncertainties inherent in any such estimation process.

Income Taxes

No income taxes have been provided since the partners report their distributive share of the partnerships' taxable income on their respective tax returns.

7. Financial Highlights

The financial highlights table represents the Partnership's financial performance for the year ended December 31, 2002 as follows:

Limited partner	
Gross return (a)	10.87%
Operating expense ratio (b)	2.27%

The financial highlights disclosed above are calculated based on the following criteria:

(a) Gross return is computed based on the change in value during the period of a theoretical investment made at the beginning of the period. The gross return is shown net of dividend expense on securities sold, not yet purchased. An individual partner's return may vary from the above returns based on the timing of capital transactions.

(b) The operating expense ratio is calculated by dividing the total operating expenses by the net assets of a theoretical investment made at the beginning of the period. The operating expense ratio is based on the expenses allocated to each limited partner. For the purpose of this calculation, expenses do not include interest and dividend expense on securities sold, not yet purchased. The expense ratios attributable to an individual partner's account may vary based on the timing of capital transactions.

8. Subsequent Events

From January 1 through March 21, 2003, the Partnership had capital contributions amounting to approximately $8,225,000 and capital withdrawals amounting to approximately $1,500,000.

Argento Trading Company L.P.

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

Year Ended December 31, 2002

BDO

BDO British Virgin Islands
Accountants and Consultants

Sea Meadow House
Tobacco Wharf
P. O. Box 34
Road Town, Tortola
British Virgin Islands
Telephone: (284) 494-3783
Facsimile: (284) 494-2220
E-mail: bdobvi@surfbvi.com

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Partners of
Argento Trading Company L.P.
Curacao, Netherlands Antilles

In planning and performing our audit of the financial statements of Argento Trading Company L.P. (the Partnership), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Partnership is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the CBOE and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO British Virgin Islands

March 21, 2003